[NeurogesX, Inc. Letterhead]

November 29, 2011

Mellissa Campbell Duru

Special Counsel

Division of Corporation Finance

Office of Mergers & Acquisitions

United States Securities and Exchange Commission

Washington, D.C. 20549-3628

Re:	NeurogesX, Inc.
Schedule TO-I
Filed November 14, 2011
File No. 5-82872

Dear Ms. Duru:

NeurogesX, Inc (the “Company”) is submitting this letter in response to comments received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “SEC” or the “Commission”) by letter dated November 23, 2011 with respect to the Company’s Schedule TO-1 (File No. 5-82872) filed with the SEC on November 14, 2011 (the “Schedule TO”). The numbering of the paragraphs below corresponds to the numbering of the Staff’s letter, the text of which is reproduced below for your convenience.

Schedule TO-I

Exhibit (a)(1)(A) Offer to Exchange Certain Stock Options

General

COMMENT 1: Your current offer provides a range of possible exchange ratios, which will be determined based on the closing price of the company’s common stock on the expiration date of the offer. Accordingly, as currently structured optionholders who tender in your offer will not know the new exercise price and the reduced number of options, if any, they will receive in exchange until the close of business on the expiration date. Thus, it appears that optionholders will not know certain material terms of the offer (i.e. the exact exchange ratio) until some point after the close of business on the expiration date. This structure appears to be inconsistent with Item 4 of Schedule TO and corresponding Item 1004(a) of Regulation M-A. Please advise.

RESPONSE: In response to the Staff’s comment, we respectfully submit that the Offer to Exchange has been structured in a manner that is intended to balance the Company’s

Mellissa Campbell Duru

Special Counsel

Division of Corporation Finance

Office of Mergers & Acquisitions

United States Securities and Exchange Commission

desire for a value-for-value exchange with the need to provide eligible employees with meaningful new stock options. To do so, the exercise price of the new stock options and the resulting exchange ratios cannot be determined until the expiration date of the offer. However, in order to avoid adverse tax consequences for the eligible employees under Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), adverse tax consequences for the Company under Section 162(m) of the Code and material adverse accounting consequences for the Company, the closing price of the Company’s common stock on the expiration date (and not any date on or before the expiration date) must be used for this purpose. In addition, the plan under which the new stock options will be granted (the Company’s 2007 Stock Plan) requires that the exercise price equal the closing price of the Company’s common stock on the grant date, which will be the expiration date of the offer. The Company believes that this structure best achieves its compensatory objectives and is in the best interest of its stockholders.

Accordingly, the Offer to Exchange, as currently drafted, provides that the “expiration date” of the offer is the date on which eligible stock options tendered in the offer will be exchanged for new stock options and that the exercise price of the new stock options will equal the closing price of the Company’s common stock on the expiration date. The Company recognizes that eligible employees will not know the exact exercise price and number of shares underlying their new stock options until the expiration date of the offer. However, the Company has taken steps to address this concern consistent with several exchange offers in which the SEC has previously granted no-action relief that, like the Offer to Exchange, proposed to disclose on the expiration date the final exchange ratios. These steps include:

•

At market close on the expiration date of the offer (i.e., 1:00 p.m. Pacific Time on the expiration date of the offer), the applicable exchange ratios (derived from among the potential exchange ratios disclosed in the Offer to Exchange) will be known. As soon as practicable following the market close on the expiration date, we will provide eligible employees with an e-mail notifying them of the expiration date closing price of the Company’s common stock (which will be the exercise price of the new stock options to be granted) and the final exchange ratios applicable from among the potential exchange ratios already disclosed. The form of e-mail that will be used for this purpose was filed with the Offer to Exchange as Exhibit (a)(1)(E) to the Schedule TO.

•

All eligible employees have regular access to e-mail in the course of their employment and, as noted in the Offer to Exchange, eligible employees may direct questions regarding the Offer to Exchange to Michelle Evans at the Company.

Mellissa Campbell Duru

Special Counsel

Division of Corporation Finance

Office of Mergers & Acquisitions

United States Securities and Exchange Commission

•

As the offer is not scheduled to expire until 9:00 p.m. Pacific Time on the expiration date, the eligible employees will have approximately eight hours on the expiration date to make a final election to participate in or withdraw from the Exchange Offer based on the final exchange ratios.

For other exchange offers in which the SEC has previously granted no-action relief under similar circumstances, please see EMC Corp., SEC No-Action Letter, Fed. Sec. L. Rep (CCH) (July 9, 2007) (option and restricted stock award exchange offer whereby the final exchange ratio was determined at the expiration of the exchange offer based on the initial public offering price of EMC Corporation’s wholly-owned subsidiary, VMware, Inc.); Halliburton Co., SEC No-Action Letter, Fed. Sec. L. Rep (CCH) (Mar. 23, 2007) (stock exchange offer whereby the final exchange ratio was determined at the expiration of the exchange offer based on the daily volume-weighted average trading prices during the final three trading days of the exchange offer); Weyerhaeuser Co., SEC No-Action Letter, Fed. Sec. L. Rep (CCH) (Feb. 23, 2007) (stock exchange offer whereby the final exchange ratio was determined at the expiration of the offer based on the arithmetic average of the daily volume-weighted average price of each stock on each of the last three trading days of the exchange offer); and McDonald’s Corporation, SEC No-Action Letter, Fed. Sec. L. Rep (CCH) (Sept. 27, 2006) (stock exchange offer whereby the final exchange ratio was determined at the expiration of the offer based on the arithmetic average of the daily volume-weighted average price of the Chipotle Class A common stock on each of the last two trading days of the original offer period).

In addition, we respectfully submit that the terms of the Company’s Offer to Exchange are comparable to terms of recent exchange offers in which we believe that the Staff either had not raised similar concerns with the structure or had raised concerns which were either addressed under the original terms of the exchange offers or addressed via amendments to the exchange offers where such amendments reflect terms consistent with the Company’s Offer to Exchange: Midas, Inc. (filed August 12, 2010); Textron Inc. (filed July 1, 2010); Orbitz Worldwide, Inc. (filed May 3, 2010); Winn-Dixie Stores, Inc. (filed November 9, 2009); Stereotaxis, Inc. (filed August 17, 2009); Mindspeed Technologies, Inc. (filed April 10, 2009); and Lattice Semiconductor Corp (filed December 22, 2008).

The Company respectfully requests that the Staff concur with the Company’s analysis that the current structure of the Offer to Exchange will provide participants with adequate knowledge about the material terms of the offer such that the requirements of Item 4 of Schedule TO and corresponding Item 1004(a) of Regulation MA have been met.

Mellissa Campbell Duru

Special Counsel

Division of Corporation Finance

Office of Mergers & Acquisitions

United States Securities and Exchange Commission

COMMENT 2: Please note our comment above. Please provide an analysis of how your offer as structured allows sufficient time for holders to consider whether to tender or withdraw their options following an announcement of the material terms of the offer (i.e. the exact exchange ratio). We note that Rules 13e-4(f)(1)(ii) and 14e-1(b) of the Exchange Act require that you extend the offering period for any increase or decrease in the consideration offered so at least ten business days remain in the offer after the information is first sent to optionholders. Please advise.

RESPONSE: In response to the Staff’s comment, we respectfully submit that the determination of the exchange ratios will not constitute a change in the consideration offered in the Offer to Exchange. The Offer to Exchange as initially filed provides the range of potential exchange ratios (including a “worst case” and “best case” exchange ratio for each eligible stock option, based on the closing price of the Company’s stock on the expiration date). The Offer to Exchange provides that the final exchange ratios will be finally established shortly after the market close at 1:00 p.m. Pacific Time on the expiration date, approximately eight hours before the expiration of the offer at 9:00 p.m. Pacific Time on that date. Accordingly, the only information needed to determine the final exchange ratios will be the closing price of the Company’s common stock on the expiration date which will be known several hours prior to the expiration of the offer.

In this regard, as noted in our response to Comment #1 above, we note that in a number of non-compensatory tender offers, the Staff has provided no action relief where a final exchange ratio applicable in the offer was not published until the expiration date of the offer. See. e. g., Halliburton Co., SEC No-Action Letter, Fed. Sec. L. Rep (CCH) (Mar. 23, 2007) (stock exchange offer whereby the final exchange ratio was determined at the expiration of the exchange offer based on the daily volume-weighted average trading prices during the final three trading days of the exchange offer); Weyerhaeuser Co., SEC No-Action Letter, Fed. Sec. L. Rep (CCH) (Feb. 23, 2007) (stock exchange offer whereby the final exchange ratio was determined at the expiration of the offer based on the arithmetic average of the daily volume-weighted average price of each stock on each of the last three trading days of the exchange offer); and McDonald’s Corporation, SEC No-Action Letter, Fed. Sec. L. Rep (CCH) (Sept. 27, 2006) (stock exchange offer whereby the final exchange ratio was determined at the expiration of the offer based on the arithmetic average of the daily volume-weighted average price of the Chipotle Class A common stock on each of the last two trading days of the original offer period). In each of these cases the final exchange ratio was published by 4:30 p.m. Eastern Time on the expiration date of the offer. In McDonald’s Corporation, the offer would be extended by two days in the event a pricing threshold was exceeded. That concept is inapplicable here, as the maximum and minimum exchange ratios were disclosed in the offer as filed.

Mellissa Campbell Duru

Special Counsel

Division of Corporation Finance

Office of Mergers & Acquisitions

United States Securities and Exchange Commission

In the compensatory context, the Staff has provided relief even where the consideration payable to those electing to tender was not known until after the expiration of the offer. See, e.g., Comcast Corporation, SEC No-Action Letter, Fed. Sec. L. Rep (CCH) (Oct. 7, 2004); and Microsoft Corporation Fed. Sec. L. Rep (CCH) (Oct. 13, 2003). In both of these cases, due to the applicable pricing mechanism, the cash payable for tendered options was not known until seventeen days after the “election period” had ended and the optionees’ withdrawal rights had terminated.

A number of recent compensatory tender offers have involved situations in which the exchange ratio was not known until shortly before the expiration of the offer on the expiration date. Please see, e.g., the Schedule TO filed by Sirona Dental Systems, Inc. on March 2, 2009 (number of shares subject to new option calculated on the expiration date, based on the closing stock price on the expiration date), Lattice Semiconductor Corporation on December 22, 2008 (exchange ratio determined on expiration date based on expiration date closing price), and EnerNOC, Inc. on December 19, 2008 (number of new shares or number of shares subject to the new option calculated on the expiration date, based on the closing stock price on the expiration date). Several other recent compensatory tender offers have involved situations where, in the spirit of Comcast and Microsoft, the exchange ratio and exercise price of new options was not determined until after the expiration of the offer. See, e.g., the Schedule TO filed by Ixia on July 8, 2008 (new option grant at exercise price determined two days after expiration using exchange ratios determined one day after expiration), Credence Systems Corporation on June 27, 2008 (exchange ratio and exercise price to be determined promptly after expiration date), and Sypris Solutions, Inc. on March 31, 2008 (number of shares subject to the new option calculated on the new grant date, which occurs promptly following the expiration date).

Finally, as briefly noted above in our response to Comment #1, a significant delay between the determination of the applicable exchange ratio and exercise price and the actual grant of the new options could result in significant, adverse tax consequences to eligible employees. The option “backdating” problems that gained prominence in recent years involved situations in which the exercise price was determined but the grant of options did not occur until a later date, when the fair market value of the shares underlying the options had increased. In this regard, many companies have option plans requiring grants to be made at no less than fair market value on the grant date. As noted above, the plan under which the new stock options will be granted (the Company’s 2007 Stock Plan) requires that the exercise price equal the closing price of the Company’s

Mellissa Campbell Duru

Special Counsel

Division of Corporation Finance

Office of Mergers & Acquisitions

United States Securities and Exchange Commission

common stock on the grant date, which will be the expiration date of the offer. Moreover, a grant at a discount can subject the optionee to devastating tax consequences under Section 409A of the Code. It is also important to note that many tender offers are structured to minimize or reduce the accounting consequences to the company associated with compensatory exchange offers. These are significant reasons why compensatory option exchange tender offers are typically structured to establish the exchange ratio and price the new stock options very close in time to the expiration of the offer, rather than some number of days before its expiration.

The Company respectfully requests that the Staff concur with the Company’s analysis that the current structure of the Offer to Exchange will provide participants with sufficient time for holders to consider whether to tender or withdraw their stock options following the announcement of the final exchange ratio on the expiration date but prior to the expiration of the Offer to Exchange.

*    *    *    *

In connection with our responses to your comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have any further questions or comments, please do not hesitate to contact me at (650) 358-3300.

Mellissa Campbell Duru

Special Counsel

Division of Corporation Finance

Office of Mergers & Acquisitions

United States Securities and Exchange Commission

Sincerely,

/s/ Stephen Ghiglieri
Stephen Ghiglieri
Executive Vice President, Chief Operating
Officer and Chief Financial Officer

Cc:	Anthony DiTonno,
President and Chief Executive Officer
NeurogesX, Inc.

Michael O’Donnell, Esq.
Michael Frank, Esq.
Jessica Rice, Esq.
Gavin McCraley, Esq.
Morrison & Foerster LLP